[redacted]

08004429

Our Ref: SIHL/ADR/08

12th August 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

SEC
Mail Processing
Section

AUG 14 2008

Washington, DC
105

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 11th August 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

PROCESSED
AUG 21 2008
THOMSON REUTERS

Leung Lin Cheong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

RL/KW
M:\CS\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ANNOUNCEMENT

DELAY IN DESPATCH OF CIRCULAR REGARDING DISCLOSEABLE AND CONNECTED TRANSACTIONS

(1) ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOOD CHEER ENTERPRISES LIMITED

(2) ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF S.I. HU-HANG DEVELOPMENT LIMITED

Reference is made to the announcement of the Company dated 21st July 2008 in relation to the acquisition of the entire issued share capital of Good Cheer and of Hu-Hang which constitute discloseable and connected transactions of the Company.

Due to the variation of the terms of the Hotel Acquisition Agreement and of the Road Bridge Acquisition Agreement as announced by the Company on 5th August 2008, certain information to be included in the circular in respect of the Acquisitions and the letter from the independent financial advisor has to be revised accordingly. As more time is required for the circular in respect of the Acquisitions to be finalized, the Company has applied to the Stock Exchange for an extension of the latest time for despatch of the circular to not later than 18th August 2008.

Reference is made to the announcement of Shanghai Industrial Holdings Limited (the "Company") dated 21st July 2008 relating to the acquisition of the entire issued share capital of Good Cheer Enterprises Limited ("Good Cheer") and of S.I. Hu-Hang Development Limited ("Hu-Hang") which constitute discloseable and connected

transactions of the Company (the "Announcement"). Capitalized terms used in this announcement have the same meaning as defined in the Announcement.

Pursuant to Rule 14.38 and Rule 14A.49 of the Listing Rules, the Company is required to despatch a circular to the Shareholders setting out, inter alia, the information relating to the Acquisitions within 21 days after the date of publication of the Announcement, being no later than 11th August 2008.

The Company announced on 5th August 2008 certain variations to the terms of the Hotel Acquisition Agreement and of the Road Bridge Acquisition Agreement. Accordingly, certain information in the circular to the Shareholders in respect of the Acquisitions and the letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders has to be amended to reflect the variations. As more time is required for finalisation of the circular, the Company has applied to the Stock Exchange for delay in dispatch of the circular to no later than 18th August 2008.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 11th August 2008

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. TENG Yi Long, Mr. CAI Yu Tian, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. ZHOU Jie, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

END